Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:

    Four Seasons Hotels Inc. reports results for third quarter and nine months ended September 30, 2006

    TORONTO, Nov. 9 /CNW/ - Four Seasons Hotels Inc. (TSX Symbol "FSH"; NYSE
Symbol "FS") today reported its results for the third quarter and nine months ended September 30, 2006.
    All amounts disclosed in this news release are in US dollars unless otherwise noted. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. Endnotes can be found at the end of this news release.

    Highlights of the Third Quarter and Nine Months ended September 30, 2006

    For the third quarter and nine months ended September 30, 2006, as compared to the same periods in 2005:

    Hotel and Resort Operating Results:

    <<
    -   For the third quarter, RevPAR(1) increased at our worldwide Core
        Hotels(2) by 9.7% and at our US Core Hotels by 8.3%. For the nine months ended September 30, 2006, RevPAR increased at our worldwide
        Core Hotels by 11.2% and at our US Core Hotels by 10.9%.

    -   For the third quarter, gross operating margins(3) increased at our worldwide Core Hotels by 120 basis points to 30.4% and our US Core
        Hotels gross operating margins increased by 140 basis points to
        28.5%. For the nine months ended September 30, 2006, gross operating margins increased at our worldwide Core Hotels by 180 basis points to
        32.3% and our US Core Hotels gross operating margins also increased by 180 basis points to 30.5%.

    -   For the third quarter, revenues under management increased 15.8% to
        $699.2 million from $603.8 million. For the nine months ended
        September 30, 2006, revenues under management increased 13.8% to
        $2.1 billion from $1.9 billion. We had approximately 17,500 rooms under management in the nine months ended September 30, 2006, as compared to approximately 17,200 rooms in the same period in 2005. We had approximately 14,300 rooms under management in our Core Hotels for the third quarter and nine months ended September 30, 2006 and
        2005.

    "Four Seasons offers an experience that is truly one of a kind, because employees in the Company share a very specific focus: to meet the needs, expectations, even the dreams of one type of consumer - the luxury traveler,"
said Isadore Sharp, Chairman and Chief Executive Officer. "The trust our guest places in us to provide exceptional experiences is reflected in the strong operational and financial results we are announcing this quarter. We remain committed to further solidifying our distinct competitive position in the industry."

    Company Operating Results:

    -   As a result of improved results at properties under our management and, to a lesser extent, an increase in the number of rooms under management, hotel management fees increased 20.7% in the third quarter of 2006. For the nine months ended September 30, 2006, hotel management fees increased 19.9%.

    -   Base fees increased 12.1% to $20.0 million in the third quarter and
        12.6% to $61.4 million for the nine months ended September 30, 2006, principally as a result of RevPAR improvements at our Core Hotels and the contribution from recently opened properties under management.

    -   As a result of improved profitability and the addition of new properties under our management, incentive fees increased 52.9% to
        $7.2 million for the third quarter and 38.5% to $29.3 million for the nine months ended September 30, 2006.

    -   Other fees were essentially unchanged for the third quarter, but improved 33.2% to $13.3 million for the nine months ended
        September 30, 2006, primarily as a result of an increase in branded residential royalty fees, which will vary from period to period based on the volume of sales closing in those periods, and these fluctuations may be significant.

    -   Operating earnings before other items(4) increased 41.9% to
        $16.6 million for the third quarter and 38.5% to $60.8 million for the nine months ended September 30, 2006.

    -   For the third quarter, net earnings were $10.9 million ($0.30 basic earnings per share and $0.29 diluted earnings per share), compared to a net loss of $11.4 million ($0.31 basic and diluted loss per share)
        for the third quarter of 2005. In the third quarter of 2005, net loss included foreign exchange losses and asset provisions and write downs totaling approximately $21.1 million.

    -   For the nine months ended September 30, 2006, net earnings were
        $33.4 million ($0.91 basic earnings per share and $0.89 diluted earnings per share), as compared to net earnings of $9.5 million for the same period in 2005 ($0.26 basic earnings per share and $0.25 diluted earnings per share).

    Adjusted Net Earnings and Adjusted Earnings per Share(x):

    -   In the third quarter of 2006, other income, net of $0.6 million related primarily to foreign exchange gains, which were offset partially by asset provisions and write downs. In the third quarter of 2005, other expenses, net of $21.1 million related primarily to foreign exchange losses and asset provisions and write downs.

        Adjusting for other income (expenses), net and the applicable income taxes, adjusted net earnings were as follows:

    -------------------------------------------------------------------------
    (in millions of dollars except per share amounts)        Third quarter
    -------------------------------------------------------------------------
                                                           2006         2005
    -------------------------------------------------------------------------

    Net earnings (loss)                               $    10.9    $   (11.4)
    -------------------------------------------------------------------------
    Adjustments - Other (income) expenses, net             (0.6)        21.1
    -------------------------------------------------------------------------
    Tax effect related to foregoing adjustments             0.6         (1.6)
    -------------------------------------------------------------------------
      Adjusted net earnings                           $    10.9    $     8.1
    -------------------------------------------------------------------------
                                                     ------------------------
    Adjusted basic earnings per share                 $    0.30    $    0.22
    -------------------------------------------------------------------------
                                                     ------------------------
    Adjusted diluted earnings per share               $    0.29    $    0.22
    -------------------------------------------------------------------------
                                                     ------------------------

    -   In the nine months ended September 30, 2006, other expenses, net of
        $7.0 million related primarily to foreign exchange losses. In the nine months ended September 30, 2005, other expenses, net of
        $32.4 million related primarily to foreign exchange losses, losses on the disposition of assets, and asset provisions and write downs.

        Adjusting for other expenses, net and the applicable income taxes, adjusted net earnings were as follows:

    -------------------------------------------------------------------------
                                                           Nine months ended
    (in millions of dollars except per share amounts)        September 30,
    -------------------------------------------------------------------------
                                                           2006         2005
    -------------------------------------------------------------------------

    Net earnings                                      $    33.4    $     9.5
    -------------------------------------------------------------------------
    Adjustments - Other expenses, net                       7.0         32.4
    -------------------------------------------------------------------------
    Tax effect related to foregoing adjustments             1.8    (12.6)(xx)
    -------------------------------------------------------------------------
      Adjusted net earnings                           $    42.2    $    29.3
    -------------------------------------------------------------------------
                                                     ------------------------
    Adjusted basic earnings per share                 $    1.15    $    0.80
    -------------------------------------------------------------------------
                                                     ------------------------
    Adjusted diluted earnings per share               $    1.13    $    0.77
    -------------------------------------------------------------------------
                                                     ------------------------

    (x)   Adjusted net earnings is a non-GAAP financial measure and does not have any standardized meaning prescribed by GAAP. It is, therefore, unlikely to be comparable to similar measures presented by other issuers and should not be considered as an alternative to net earnings, cash flow from operating activities or any other measure of performance prescribed by Canadian GAAP. Our adjusted net earnings may also not be comparable to adjusted net earnings used by other lodging companies, which may be calculated differently.
          We consider adjusted net earnings to be a meaningful indicator of our operations, and management uses it as a measure to assess our operating performance. Adjusted net earnings is also used by investors, analysts, and our lenders as a measure of our financial performance. As a result, we have chosen to provide this
          information.

    (xx)  In connection with the disposition of The Pierre in the second quarter of 2005, we recorded a tax benefit of approximately
          $9.2 million in the nine months ended September 30, 2005.
    >>

    "The financial results reflect both the strong operating environment and our continued efforts to control costs," said John Davison, Chief Financial
Officer. "We are very pleased to see these efforts translate into strong earnings growth."

    Expanding the Portfolio - New Four Seasons Projects

    Our announced pipeline of new Four Seasons properties include thirty-
three projects around the world, including nine in the Americas, five in
Europe, nine in the Middle East/Africa and ten in Asia/Pacific. Since the
beginning of the year, we have added eleven new projects to this list, including Barbados; Cham Island, Vietnam; a second property in Doha, Qatar;
Hangzhou, People's Republic of China; Koh Samui, Thailand; Kuwait City,
Kuwait; Macau, Special Administrative Region of the People's Republic of
China; Seychelles; Shanghai, People's Republic of China; St. Petersburg,
Russia and Taipei, Taiwan.
    "We believe our development pipeline is the most robust in the luxury sector," said Kathleen Taylor, President Worldwide Business Operations. "Our
owners and development partners continue to present us with opportunities for extraordinary projects around the globe, which speaks to the strength of the
Four Seasons brand worldwide."

    <<
    ------------------------------------
    (1) RevPAR is defined as average room revenue per available room. It is a non-GAAP financial measure and does not have any standardized meaning prescribed by GAAP. It is, therefore, unlikely to be comparable to similar measures presented by other issuers. We use RevPAR because it is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. RevPAR is the most commonly used measure in the lodging industry to measure the period-over-period performance of comparable properties. Our calculation of RevPAR may be different than the calculation used by other lodging companies.

    (2) The term "Core Hotels" means hotels and resorts under management for the full year of both 2006 and 2005. However, if a "Core Hotel" has undergone or is undergoing an extensive renovation program in one of those years that materially affects the operation of the property in that year, it ceases to be included as a "Core Hotel" in either year.
        Changes from the 2005/2004 Core Hotels are the additions of Four
        Seasons Resort Scottsdale at Troon North, Four Seasons Resort
        Whistler, Four Seasons Resort Costa Rica at Peninsula Papagayo, Four
        Seasons Hotel Gresham Palace Budapest, Four Seasons Resort Provence
        at Terre Blanche and Four Seasons Hotel Cairo at Nile Plaza, and the
        deletion of The Regent Kuala Lumpur.

    (3) Gross operating margin represents gross operating profit as a percentage of gross operating revenue.

    (4) Operating earnings before other items is equal to net earnings plus
        (i) income tax expense less (ii) income tax recovery plus (iii)
        interest expense less (iv) interest income plus (v) other expenses less (vi) other income plus (vii) depreciation and amortization.
        Operating earnings before other items is a non-GAAP financial measure and does not have any standardized meaning prescribed by GAAP. It is, therefore, unlikely to be comparable to similar measures presented by other issuers. We consider operating earnings before other items to be a meaningful indicator of operations and use it as a measure to assess our operating performance. It is included because we believe it can be useful in measuring our ability to service debt, fund capital expenditures and expand our business. Operating earnings before other items is also used by investors, analysts and our lenders as a measure of our financial performance.

    We will hold a conference call today at 11 a.m. (Eastern Standard Time) to discuss the third quarter financial results. The details are:

    To access the call dial:     1 (800) 377-5794 (U.S.A. and Canada)
                                 1 (416) 641-6708 (outside U.S.A. and Canada)
    >>

    To access a replay of the call, which will be available for one week after the call, dial: 1 (800) 558-5253, Reservation Number 21305677.
    A live web cast of the call will also be available by visiting
www.fourseasons.com/investor.
    This web cast will be archived for no more than one month following the call.

    Four Seasons is dedicated to perfecting the travel experience through continuous innovation and the highest standards of hospitality. From elegant surroundings of the finest quality, to caring, highly personalised 24-hour service, Four Seasons embodies a true home away from home for those who know and appreciate the best. The deeply instilled Four Seasons culture is personified in its employees - people who share a single focus and are inspired to offer great service. Founded in 1960, Four Seasons has followed a targeted course of expansion, opening hotels in major city centres and desirable resort destinations around the world. Currently with 71 hotels in 31 countries, and more than 25 properties under development, Four Seasons will continue to lead the hospitality industry with innovative enhancements, making business travel easier and leisure travel more rewarding. For more information on Four Seasons, visit www.fourseasons.com.

    This document contains "forward-looking statements" within the meaning of applicable securities laws, including RevPAR, profit margin and earning trends; statements concerning the number of lodging properties expected to be added in this and future years; expected investment spending; and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. Various factors and assumptions were applied or taken into consideration in arriving at these statements, which do not take into account the effect that non-recurring or other special items announced after the statements are made may have on our business. These statements are not guarantees of future performance and, accordingly, you are cautioned not to place undue reliance on these statements. These statements are subject to numerous risks and uncertainties, including those described in our annual information form and management's discussion and analysis for the year ended December 31, 2005 and in this document. (See discussion under "Operating Risks" beginning on page 17 of our
Annual Information Form and page 45 of our Management's Discussion and
Analysis for the year ended December 31, 2005, which are available on our website at www.fourseasons.com and on SEDAR at www.sedar.com.) Those risks and uncertainties include adverse factors generally encountered in the lodging industry; the risks associated with world events, including war, terrorism, international conflicts, natural disasters, extreme weather conditions and infectious diseases; general economic conditions, fluctuations in relative exchange rates of various currencies, supply and demand changes for hotel rooms and residential properties, competitive conditions in the lodging industry, the risks associated with our ability to maintain and renew management agreements and expand the portfolio of properties that we manage, relationships with clients and property owners and the availability of capital to finance growth. Many of these risks and uncertainties can affect our actual results and could cause our actual results to differ materially from those expressed or implied in any forward-looking statement made by us or on our behalf. All forward-looking statements in this news release are qualified by these cautionary statements. These statements are made as of the date of this document and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on analyses, expectations or statements made by third parties in respect of Four Seasons, its financial or operating results or its securities or any of the properties that we manage or in which we may have an interest.

    <<
                 %CIK: 0001030555

    /For further information: John Davison, Chief Financial Officer, (416)
441-6714; Barbara Henderson, Senior Vice President, Corporate Finance, (416)
441-4329/
    (FSH. FS)

CO:  Four Seasons Hotels and Resorts

CNW 07:30e 09-NOV-06